Exhibit 99.5

Minutes No. 383
The meeting of the Supervisory Committee of Central Puerto S.A. (hereinafter referred to as the “Company”) is held on March 10, 2020, in the City of Buenos Aires, with the presence of the members of the Supervisory Committee, Messrs. César Halladjian, Eduardo Erosa and Juan Nicholson. At 3.30 p. m., the meeting commences and the only item on the agenda is open for discussion: 1. CONSIDERATION OF THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED DECEMBER 31, 2019. ISSUANCE OF SUPERVISORY COMMITTEE’S REPORT. Mr. Halladjian takes the floor and states that the Supervisory Committee of the Company has the obligation to issue a report on the Balance Sheet, the Income Statement, the Statement of Comprehensive Income, the Statement of Changes in Shareholders’ Equity, the Statement of Cash Flow, the Notes and Annexes, and the Reporting Summary and Additional Information to the Notes to the Financial Statements. Article No. 68 of the Rules of Buenos Aires Stock Exchange in force as at December 31, 2019. After a brief exchange of ideas, and considering the clarifications and information received from the Board of Directors of the Company, the members of the Supervisory Committee unanimously DECIDE to approve the contents of the Report issued by the Supervisory Committee, which is transcribed below, and to delegate the task of signing the document to Report to Mr. Halladjian:

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

CENTRAL PUERTO S.A.

Introduction

1.Pursuant to the regulations set forth in Section 5, Article 294 of the Argentine Companies Law No. 19950 and its amendments (Ley General de Sociedades) and the Rules set forth by the Buenos Aires Stock Exchange for the ‘Authorization, Suspension, Withdrawal and Cancelation of the listing of Securities’ (BCBA’s Listing Rules), we have examined the separate and consolidated financial statements of CENTRAL PUERTO S.A. and its subsidiaries, which are attached herein and which include: (a) the separate and consolidated balance sheets as at December 31, 2019; (b) the separate and consolidated income statements and separate and consolidated statements of comprehensive income, the consolidated statement of changes in shareholders’ equity, and the separate and consolidated statements of cash flows for the period ended in the mentioned date; and (c) a summary of the significant accounting policies and more explanatory information. In addition, we have reviewed the corresponding information included in items 2, 3 and 5 of the 'Reporting Summary for the periods ended December 31, 2019 and 2018' as well as the 'Additional Information to the Notes to the Financial Statements – Title IV, Chapter III, Article 12 of Regulation No. 622 issued by the Argentine Securities Commission" as at December 31, 2019, submitted by the Company for the purpose of complying with the respective regulations established by the Argentine Securities Commission and the Buenos Aires Stock Exchange. The above mentioned documents are the responsibility of the Company’s Board of Directors in the execution of its exclusive duties.

Scope of work

2. Our work consisted in verifying that the information contained in the mentioned financial statements was consistent with the information about the Company’s decisions which were stated in the Minutes, and that those decisions complied with the law and the bylaws, both regarding formal and documentary requirements. For the purpose of performing this task, we have considered the independent auditors’ reports on consolidated and separate financial statements by the external auditor Germán Cantalupi, member of the firm Pistrelli, Henry Martin y Asociados S.R.L. Such reports, dated March 10, 2020 were issued in compliance with the International Auditing Standards established by the International Auditing and Assurance Standards Board (IAASB), which were adopted in Argentina in accordance with the effective date set forth by the Argentine Federation of Economic Sciences Professional Councils (Federación Argentina de Consejos Profesionales de Ciencias Económicas). We have not performed any management control, and therefore, we have not assessed the business decisions regarding administration ,financing, commercialization and production, since it is the Board who bears exclusive responsibility for these matters. Therefore, our responsibility is limited to state an assessment regarding those documents and it is not extended to acts, omissions or circumstances that we do not know, or that could not be inferred from the analysis of the information received by this Supervisory Committee during the execution of its duties. We consider that our work and the external auditor’s report are a reasonable ground on which we can base our report.

 Conclusion

3.In our opinion, based on our review and on the reports dated March 10, 2020, issued by accountant Germán Cantalupi as member of the firm Pistrelli, Henry Martin y Asociados S.R.L., the financial statements mentioned the first paragraph reasonably show, in all their substantial aspects, both the consolidated and the separate financial situation of the Company and its subsidiaries as at December 31, 2019, as well as their consolidated and separate income situation and cash flow for the period ended the mentioned date, pursuant to the pertinent regulations established in the Argentine Companies Law, the Argentine Securities Commission and the International Financial Reporting Standards.

Report on other legal and regulatory requirements

4.
Pursuant to current regulations, we inform that:

a)
The inventory is recorded on the Inventory and Balance Book.

b)
Pursuant to the requirements set forth by General Resolution No. 340 and its amendments, issued by the Argentine Securities Commission on the independent external auditor and the quality of the auditing policies applied by such auditor, as well as the Company’s accounting policies, the aforementioned auditor’s report makes it clear that the auditing policies that are currently in force in the Argentine Republic have been applied. Such policies include the requirement of an external auditor; they mention no exceptions to the application of such regulations and show no discrepancies with the International Financial Reporting Standards.

c)
In the execution of our obligation to perform law compliance controls, during this period, we have applied the procedures described in Article 294 of the Argentine Companies Law that we deemed necessary considering the circumstances, with no remarks regarding this matter.

d)
The Board has submitted, as Annex to the Annual Report, the Report on the Degree of Compliance with the Companies’ Governance Code set forth by Resolution 606/2012 of the Argentine Securities Commission. Pursuant to such report, we have reviewed the information presented by the Board and, with regard to the report’s substantial matters and to the scope of our competence, we hereby state that we have no remarks regarding such information about the Degree of Compliance.

e)
We have revised the Board’s Annual Report taking into account what was set forth by Article 66 of the Argentine Companies Law and by current resolutions in force issued by the Business Entity Registry (Inspección General de Justicia- IGJ), regarding this matter and the agreement between the figures shown therein and in the financial statements mentioned in the first paragraph, over which we have no remarks to make. The perspectives of future actions contained in such document remain an exclusive responsibility of the Board.

f)
We have applied the procedures for the prevention of money laundering and terrorist financing set forth in professional regulations currently in force.

g)
With regards to the Company’s fulfilment of the requirement of setting up Directors’ guarantees pursuant to the general resolutions issued by IGJ, we have no remarks to make.

City of Buenos Aires,
March 10, 2020

Representing the Supervisory Committee
CÉSAR HALLADJIAN
Supervisoryor

The signing of the Financial Statements and the Supervisory Committee’s Report is delegated to Mr. Cesar Halladjian unanimously. There being no further business to come before the meeting, the meeting is adjourned at 4 p.m.

César Halladjian	Eduardo Erosa	Juan Nicholson

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